September 15, 2023

BY EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F St., N.E.
Washington, D.C. 20549

Attn:	Kyle Wiley Andrew Mew

Re:	BeyondSpring Inc. Form 20-F for Fiscal Year Ended December 31, 2022 File No. 001-38024

Dear Messrs. Wiley and Mew:

BeyondSpring Inc. (the “Company”) hereby provides responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the comment letter dated September 5, 2023 (the “Comment Letter”) with respect to the above-referenced Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”) filed with the Commission by the Company on April 18, 2023.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in bold below. Capitalized terms used but not defined herein have the meanings given to them in the Form 20-F. All references to page numbers and captions correspond to the page numbers and captions in the Form 20-F.

Form 20-F for Fiscal Year Ended December 31, 2022
Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 166

1.
We note your statement that you reviewed your register of members and public filings made by your shareholders in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

BeyondSpring, Inc. | 28 Liberty, 39th Floor | New York, NY 10005 Main Tel: (646) 305-6387 www.beyondspringpharma.com

Response

With respect to the required submission under paragraph (a) (i.e., supplemental submission of documentation that establishes that the registrant is not owned or controlled by a governmental entity in mainland China) and the required disclosure under (b)(3) (i.e., whether governmental entities in mainland China have a controlling financial interest with respect to the registrant and its consolidated foreign operating entities) of Item 16I as it relates to the Company, the Company respectfully submits that it relied on the Company’s register of members, as well as the Schedule 13G filed by Decheng Capital Management III (Cayman), LLC (“Decheng Capital”), and the Schedule 13G/As filed by Fairy Eagle Investments Limited (“Fairy Eagle”), Ever Regal Group Limited (“Ever Regal”), Rosy Time Holdings Limited (“Rosy Time”), Dr. Lan Huang and Mr. Linqing Jia, as a group. Dr. Huang, the Chief Executive Officer of the Company, and Mr. Jia, Dr. Huang’s spouse, are the sole shareholders of Fairy Eagle, Ever Regal and Rosy Time. Based on the examination by the Company of the documents mentioned above, other than (a) entities affiliated with Decheng Capital, and (b) Fairy Eagle, Ever Regal, Rosy Time, Dr. Huang and Mr. Jia, as a group, no shareholder beneficially owned 5% or more of the Company’s total outstanding ordinary shares as of March 1, 2023. Additionally, based on management’s knowledge of the affairs of Fairy Eagle, Ever Regal and Rosy Time, and the review of the Schedule 13G filed by Decheng Capital, none of the entities affiliated with Decheng Capital, Fairy Eagle, Ever Regal or Rosy Time was owned or controlled by a governmental entity of mainland China. Based on the foregoing, the Company believes that it was not owned or controlled by a governmental entity of mainland China and that the governmental entities in mainland China did not have a controlling financial interest in the Company.

With respect to the required disclosure under (b)(3) of Item 16I as it relates to the consolidated foreign operating entities of the Company, the Company respectfully advises the Staff that the Company has no Variable Interest Entities, and all operating subsidiaries of the Company are directly or indirectly wholly owned by the Company, except for SEED Therapeutics Inc. (“SEED”), Dalian Wanchunbulin Pharmaceuticals Ltd. (“Wanchunbulin”) and their respective wholly owned subsidiaries. Based on the review of the registers of members of SEED and Wanchunbulin, the Company beneficially owned 55% of SEED’s total outstanding shares and 57.97% of Wanchunbulin’s total outstanding shares as of March 1, 2023. Therefore, SEED, Wanchunbulin and their respective wholly owned subsidiaries were controlled by the Company and the governmental entities in mainland China did not have a controlling financial interest in these subsidiaries.

BeyondSpring, Inc. | 28 Liberty, 39th Floor | New York, NY 10005 Main Tel: (646) 305-6387 www.beyondspringpharma.com

With respect to the required disclosure under paragraph (b)(2) (i.e., the percentages of shares of the registrant and its consolidated foreign operating entities owned by governmental entities in the foreign jurisdictions in which the registrant and its consolidated foreign operating entities are incorporated or otherwise organized) of Item 16I as it relates to the Company, the Company respectfully advises the Staff that the Company reviewed its register of members as of March 1, 2023, and based on the shareholder address as it appeared on such register of members, none of the shareholders of the Company was domiciled in the Cayman Islands. The largest shareholder on the Company’s register of members was Cede & Co, the nominee of the Depositary Trust Company (DTC), holding 66.28% of the Company’s outstanding shares. The Company respectfully advises the Staff that it would present an undue hardship for the Company to verify the background of each underlying beneficial owner due to the large number of such owners. The Company reviewed the Schedule 13G/As filed by the beneficial owners of 5% or more of the Company’s shares, and none of such holders is a governmental entity in the Cayman Islands. Therefore, to the best of the Company’s knowledge, no governmental entities in the Cayman Islands owned any share of the Company.

With respect to the required disclosure under paragraph (b)(2) of Item 16I as it relates to the consolidated foreign operating entities of the Company, which are incorporated or formed in the British Virgin Islands (BVI), mainland China and Hong Kong, the Company respectfully advises the Staff that, as mentioned above, all operating subsidiaries of the Company are directly or indirectly wholly owned by the Company, except for SEED, a company incorporated in the BVI, and Wanchunbulin, a company incorporated in mainland China. The Company reviewed the register of members of each of SEED and Wanchunbulin as of March 1, 2023. Based on the shareholder addresses as they appeared on the register of members of SEED, none of the shareholders of SEED was domiciled in the BVI, except for SEED Technology Limited, which is controlled by the Company. With respect to Wanchunbulin, 42.03% of the outstanding shares of Wanchunbulin are held by an aggregate of four shareholders domiciled in mainland China. Among these four shareholders, an entity controlled by two natural persons held 37.99% of the shares of Wanchunbulin, and the other three shareholders held 4.04% in the aggregate. Based on the Company’s review of the public filings of these three shareholders in mainland China, the Company has no reason to believe that any of them is controlled by a governmental entity in mainland China. Therefore, the Company believes that the governmental entities in the BVI, mainland China and Hong Kong did not own any shares of the Company’s applicable consolidated foreign operating entities incorporated or formed in such jurisdictions.

Finally, the Company respectfully advises the Staff that it believes it is reasonable and sufficient to rely on the documents described above and respectfully submits that it did not rely upon any legal opinions or third-party certifications such as affidavits as the basis of its submission or disclosure.

2.
In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For in-stance, please tell us how the board members’ current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

BeyondSpring, Inc. | 28 Liberty, 39th Floor | New York, NY 10005 Main Tel: (646) 305-6387 www.beyondspringpharma.com

Response

The Company respectfully advises the Staff that the Company inquired with all of its directors, and all of the directors of its consolidated foreign operating entities, and confirmed that none of such directors are officials of the Chinese Communist Party (the “CCP”). The Company respectfully advises the Staff that the Company did not rely upon third party certifications such as affidavits as the basis for its disclosure.

3.
We note that your disclosures pursuant to Items 16I(b) use terms such as “us” or “our.” It is unclear from the context of these disclosures whether these terms are meant to encompass you and all of your consolidated foreign operating entities or whether in some in-stances these terms refer solely to BeyondSpring Inc. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures. To clarify this matter, please provide the information required by each subsection of Item 16I(b) for you and all of your consolidated foreign operating entities in your supplemental response.

•          With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response. We note that your list of subsidiaries in Exhibit 8.1 appears to indicate that you have subsidiaries in countries outside China.
•          With respect to (b)(3), (b)(4), and (b)(5), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

Response

With respect to the required disclosure under paragraph (b)(2) of Item 16I, the Company respectfully submits to the Staff that the jurisdictions in which the Company and the Company’s consolidated foreign operating entities are incorporated or formed include the Cayman Islands, mainland China, Hong Kong and the BVI. As described in the response to Comment 1, to the best of the Company’s knowledge, the Company believes that no governmental entities in the Cayman Islands owned any share of the Company, and no governmental entities in the BVI, mainland China and Hong Kong owned any shares of the Company’s applicable consolidated foreign operating entities incorporated or formed in such jurisdictions.

BeyondSpring, Inc. | 28 Liberty, 39th Floor | New York, NY 10005 Main Tel: (646) 305-6387 www.beyondspringpharma.com

With respect to the required disclosure under paragraph (b)(3) of Item 16I, the Company respectfully submits to the Staff that, as described in the response to Comment 1, the governmental entities in mainland China did not have a controlling financial interest in the Company and the Company’s consolidated foreign operating entities.

With respect to the required disclosure under paragraph (b)(4) of Item 16I, the Company respectfully submits to the Staff that, none of its directors, and none of the directors of its consolidated foreign operating entities, are officials of the CCP.

With respect to the required disclosure under paragraph (b)(5) of Item 16I, the Company confirms that the amended and restated memorandum and articles of association of the Company, and the equivalent organizing documents of its consolidated foreign operating entities, do not contain any charter of the Chinese Communist Party, including the text of any such charter.

4.
With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included language that such disclosure is “to our knowledge.” Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Response

The Company confirms without qualification that the amended and restated memorandum and articles of association of the Company, and the equivalent organizing documents of its consolidated foreign operating entities, do not contain wording from any charter of the Chinese Communist Party.

* * * * *

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (646) 528-4184.

Very truly yours,

/s/ Lan Huang
Lan Huang
Chief Executive Officer

cc:	Michael J. Hong
Deni Li
Skadden, Arps, Slate, Meagher & Flom LLP

BeyondSpring, Inc. | 28 Liberty, 39th Floor | New York, NY 10005 Main Tel: (646) 305-6387 www.beyondspringpharma.com